

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2024

Brent T. Lucas
Chief Executive Officer
Envoy Medical, Inc.
4875 White Bear Lake Parkway
White Bear Lake, MN 55110

  Re: Envoy Medical, Inc.
    Registration Statement on Form S-3
    Filed October 3, 2024
    File No. 333-282474

Dear Brent T. Lucas:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Benjamin Richie at 202-551-7857 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Industrial Applications and Services

cc: Andrew M. Nick